SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------
                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*
                                 --------------
                               KINDER MORGAN, INC.
                                (NAME OF ISSUER)

                      COMMON STOCK, PAR VALUE $5 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    49455P101
                                 (CUSIP NUMBER)
                                 --------------

                               BEN I. ADLER, ESQ.
                              GOLDMAN, SACHS & CO.
                               ONE NEW YORK PLAZA
                               NEW YORK, NY 10004
                                 (212) 902-1000
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                 AUTHORIZED TO RECEIVE NOTICES OF COMMUNICATION)
                                  ------------
                                    COPY TO:
                               DAVID M. SILK, ESQ.
                            MITCHELL S. PRESSER, ESQ.
                                IGOR KIRMAN, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                               NEW YORK, NY 10019
                                 (212) 403-1000

                                 AUGUST 28, 2006
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss. 240.13d-7 for other parties to whom copies are to be sent.

                       (Continued on the following pages)

------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

--------------------------------------------------------------------------------
Common Stock CUSIP No. 49455P101
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       The Goldman Sachs Group, Inc.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                            (b)  [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS
       AF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(D) or 2(E)                                      [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------
  NUMBER OF               7   SOLE VOTING POWER
                              0
  SHARES
                          ------------------------------------------------------
 BENEFICIALLY             8   SHARED VOTING POWER
                              78,982
  OWNED BY                ------------------------------------------------------
                          9   SOLE DISPOSITIVE POWER
EACH REPORTING                0
                          ------------------------------------------------------
 PERSON WITH              10  SHARED DISPOSITIVE POWER
                              223,724
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       223,724
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                            [X]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.2% (1)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       HC-CO
--------------------------------------------------------------------------------

---------------------
 (1) Based on 133,921,582 shares of common stock outstanding at July 31, 2006 as reported in the Issuer's Form 10-Q for the fiscal quarter ended June 30, 2006, filed with the Securities and Exchange Commission (the "SEC") on August 8, 2006 (the "Reported Shares Outstanding").

--------------------------------------------------------------------------------
Common Stock CUSIP No. 49455P101
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       Goldman Sachs & Co.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                            (b)  [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS
       WC/OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(D) or 2(E)                                      [X]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       New York
--------------------------------------------------------------------------------
  NUMBER OF               7   SOLE VOTING POWER
                              0
  SHARES
                          ------------------------------------------------------
 BENEFICIALLY             8   SHARED VOTING POWER
                              78,982
  OWNED BY                ------------------------------------------------------
                          9   SOLE DISPOSITIVE POWER
EACH REPORTING                0
                          ------------------------------------------------------
 PERSON WITH              10  SHARED DISPOSITIVE POWER
                              223,724
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       223,724
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                            [X]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.2% (2)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       BD-PN-IA
--------------------------------------------------------------------------------

----------------------
(2) Based on the Reported Shares Outstanding.

--------------------------------------------------------------------------------
Common Stock CUSIP No. 49455P101
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       GSCP V Advisors, L.L.C.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                            (b)  [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS
       AF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(D) or 2(E)                                      [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------
  NUMBER OF               7   SOLE VOTING POWER
                              0
  SHARES
                          ------------------------------------------------------
 BENEFICIALLY             8   SHARED VOTING POWER
                              0
  OWNED BY                ------------------------------------------------------
                          9   SOLE DISPOSITIVE POWER
EACH REPORTING                0
                          ------------------------------------------------------
 PERSON WITH              10  SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       0
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                            [X]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Common Stock CUSIP No. 49455P101
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       GSCP V Offshore Advisors, L.L.C.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                            (b)  [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS
       AF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(D) or 2(E)                                      [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------
  NUMBER OF               7   SOLE VOTING POWER
                              0
  SHARES
                          ------------------------------------------------------
 BENEFICIALLY             8   SHARED VOTING POWER
                              0
  OWNED BY                ------------------------------------------------------
                          9   SOLE DISPOSITIVE POWER
EACH REPORTING                0
                          ------------------------------------------------------
 PERSON WITH              10  SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       0
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                            [X]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Common Stock CUSIP No. 49455P101
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       GS Advisors V, L.L.C.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                            (b)  [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS
       AF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(D) or 2(E)                                      [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------
  NUMBER OF               7   SOLE VOTING POWER
                              0
  SHARES
                          ------------------------------------------------------
 BENEFICIALLY             8   SHARED VOTING POWER
                              0
  OWNED BY                ------------------------------------------------------
                          9   SOLE DISPOSITIVE POWER
EACH REPORTING                0
                          ------------------------------------------------------
 PERSON WITH              10  SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       0
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                            [X]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Common Stock CUSIP No. 49455P101
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       Goldman, Sachs Management GP GmbH
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                            (b)  [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS
       AF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(D) or 2(E)                                      [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Germany
--------------------------------------------------------------------------------
  NUMBER OF               7   SOLE VOTING POWER
                              0
  SHARES
                          ------------------------------------------------------
 BENEFICIALLY             8   SHARED VOTING POWER
                              0
  OWNED BY                ------------------------------------------------------
                          9   SOLE DISPOSITIVE POWER
EACH REPORTING                0
                          ------------------------------------------------------
 PERSON WITH              10  SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       0
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                            [X]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Common Stock CUSIP No. 49455P101
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       GS Capital Partners V Fund, L.P.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                            (b)  [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS
       OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(D) or 2(E)                                      [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------
  NUMBER OF               7   SOLE VOTING POWER
                              0
  SHARES
                          ------------------------------------------------------
 BENEFICIALLY             8   SHARED VOTING POWER
                              0
  OWNED BY                ------------------------------------------------------
                          9   SOLE DISPOSITIVE POWER
EACH REPORTING                0
                          ------------------------------------------------------
 PERSON WITH              10  SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       0
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                            [X]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Common Stock CUSIP No. 49455P101
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       GS Capital Partners V Offshore Fund, L.P.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                            (b)  [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS
       OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(D) or 2(E)
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF               7   SOLE VOTING POWER
                              0
  SHARES
                          ------------------------------------------------------
 BENEFICIALLY             8   SHARED VOTING POWER
                              0
  OWNED BY                ------------------------------------------------------
                          9   SOLE DISPOSITIVE POWER
EACH REPORTING                0
                          ------------------------------------------------------
 PERSON WITH              10  SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       0
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                            [X]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Common Stock CUSIP No. 49455P101
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       GS Capital Partners V GmbH & CO. KG
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                            (b)  [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS
       OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(D) or 2(E)                                      [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Germany
--------------------------------------------------------------------------------
  NUMBER OF               7   SOLE VOTING POWER
                              0
  SHARES
                          ------------------------------------------------------
 BENEFICIALLY             8   SHARED VOTING POWER
                              0
  OWNED BY                ------------------------------------------------------
                          9   SOLE DISPOSITIVE POWER
EACH REPORTING                0
                          ------------------------------------------------------
 PERSON WITH              10  SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       0
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                            [X]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Common Stock CUSIP No. 49455P101
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       GS Capital Partners V Institutional, L.P.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                            (b)  [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS
       OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(D) or 2(E)                                      [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------
  NUMBER OF               7   SOLE VOTING POWER
                              0
  SHARES
                          ------------------------------------------------------
 BENEFICIALLY             8   SHARED VOTING POWER
                              0
  OWNED BY                ------------------------------------------------------
                          9   SOLE DISPOSITIVE POWER
EACH REPORTING                0
                          ------------------------------------------------------
 PERSON WITH              10  SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       0
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                            [X]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Common Stock CUSIP No. 49455P101
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       GS Global Infrastructure Partners I, L.P.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                            (b)  [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS
       OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(D) or 2(E)                                      [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------
  NUMBER OF               7   SOLE VOTING POWER
                              0
  SHARES
                          ------------------------------------------------------
 BENEFICIALLY             8   SHARED VOTING POWER
                              0
  OWNED BY                ------------------------------------------------------
                          9   SOLE DISPOSITIVE POWER
EACH REPORTING                0
                          ------------------------------------------------------
 PERSON WITH              10  SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       0
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                            [X]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Common Stock CUSIP No. 49455P101
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       GS Global Infrastructure Advisors 2006, L.L.C.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                            (b)  [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS
       AF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(D) or 2(E)                                      [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------
  NUMBER OF               7   SOLE VOTING POWER
                              0
  SHARES
                          ------------------------------------------------------
 BENEFICIALLY             8   SHARED VOTING POWER
                              0
  OWNED BY                ------------------------------------------------------
                          9   SOLE DISPOSITIVE POWER
EACH REPORTING                0
                          ------------------------------------------------------
 PERSON WITH              10  SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       0
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                            [X]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       OO
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

         This Amendment No. 1 (this "Amendment") amends the Schedule 13D originally filed on June 7, 2006 (the "Original 13D") on behalf of The Goldman Sachs Group, Inc. ("GS Group"), Goldman, Sachs & Co. ("Goldman Sachs"), GSCP V Advisors, L.L.C. ("GSCP Advisors"), GSCP V Offshore Advisors, L.L.C. ("GSCP Offshore Advisors"), GS Advisors V, L.L.C. ("GS Advisors"), Goldman, Sachs Management GP GmbH ("GS GmbH"), GS Capital Partners V Fund, L.P. ("GS Capital"), GS Capital Partners V Offshore Fund, L.P. ("GS Offshore"), GS Capital Partners V GmbH & CO. KG ("GS Germany"), and GS Capital Partners V Institutional, L. P. ("GS Institutional" and, together with GS Capital, GS Offshore and GS Germany, the "Funds").

        This Amendment No. 1 is made by the above-named parties and GS Global Infrastructure Partners I, L.P. ("GS Infrastructure") and GS Infrastructure Advisors 2006, L.L.C. ("GS Infrastructure Advisors") (collectively, the "Reporting Persons").(3)

         This Amendment relates to the common stock, par value $5.00 per share (the "Common Stock"), of Kinder Morgan, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 500 Dallas Street, Suite 1000, Houston, Texas 77002. The Original 13D is hereby amended and supplemented by the Reporting Persons as set forth in this Amendment. Capitalized terms used but not defined in this Amendment shall have the meanings given in the Original 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 of the Original 13D is hereby amended to include GS Global Infrastructure Partners I, L.P. ("GS Infrastructure") and GS Infrastructure Advisors 2006, L.L.C. ("GS Infrastructure Advisors") as "Reporting Persons."

         In addition, Item 2 of the Original 13D is hereby amended by replacing in its entirety the Schedules I, II-A, II-B, II-C, II-D, II-E and III incorporated therein by reference with Schedules I, II-A, II-B, II-C, II-D, II-E, II-F, II-G and III hereto, respectively, which Schedules I, II-A, II-B, II-C, II-D, II-E, II-F, II-G and III are incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Original 13D is hereby amended by adding the following paragraphs at the end of the discussion:

         The aggregate value of the transactions (the "Transactions") contemplated by the Agreement and Plan of Merger, dated as of August 28, 2006, among Knight Holdco LLC, a Kansas limited liability company ("Parent"), Knight Acquisition Co., a Kansas corporation ("Merger Sub"), and the Issuer (the "Merger Agreement"), which are described in Item 4 below, including debt

--------------------
(3) Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a "person" for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

incurred or to remain outstanding in connection with the Transactions, is approximately $22.4 billion.

         In separate Equity Commitment Letters, dated August 28, 2006 (the "Equity Commitment Letter"), GS Capital, GS Offshore, GS Germany, GS Institutional, GS Infrastructure, GS Group, Carlyle Partners IV, L.P., Carlyle/Riverstone Global Energy and Power Fund III, L.P. and AIG Knight LLC (collectively, the "Sponsors") agreed, subject to certain conditions, to contribute an aggregate of approximately $5.5 billion in cash to Knight Holdco LLC in exchange for Class A units of Knight Holdco LLC, solely for the purpose of funding the merger consideration pursuant to the Merger Agreement and to pay related expenses. The amounts under the Equity Commitment Letters may be reduced in the event of receipt of additional equity rollover or cash contributions from certain management or directors of the Issuer. This summary of the Sponsor Equity Commitment Letters does not purport to be complete and is qualified in its entirety by reference to the Sponsor Equity Commitment Letters, which are referenced herein as Exhibits 7.01 through 7.09 and incorporated by reference in their entirety into this Item 3.

         In addition, Richard Kinder, the Chairman of the Board of Directors and Chief Executive Officer of the Issuer, entered into a Rollover Equity Commitment Letter, dated as of August 28, 2006 (the "Rollover Equity Commitment Letter"), pursuant to which Mr. Kinder agreed, subject to certain conditions, to contribute up to approximately 24 million shares of Common Stock to Parent (together with any rollover shares committed after the date hereof by management or directors of the Issuer, the "Rollover Shares") in exchange for Class A units of Parent. This summary of the Rollover Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Rollover Equity Commitment Letter, which is referenced herein as Exhibit 7.10 and incorporated by reference in its entirety into this Item 3. The total equity to be contributed by the Sponsors, Mr. Kinder and the other members of management or directors of the Issuer, either through cash or the contribution of Rollover Shares, is approximately $7.9 billion.

         In addition, Merger Sub received a Debt Commitment Letter from Goldman Sachs Credit Partners, L.P., Citigroup Global Markets Inc., Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Wachovia Bank, National Association, Wachovia Investment Holdings, LLC, Wachovia Capital Markets, LLC, Merrill Lynch Capital Corporation, and Merrill Lynch, Pierce, Fenner & Smith Incorporated (collectively, the "Lenders"), dated as of July 18, 2006 (the "Debt Commitment Letter"), pursuant to which the Lenders committed to provide, subject to certain conditions, up to $8.6 billion in debt financing, through a combination of term loan facilities and a $1.0 billion senior secured credit facility (which will replace the existing $800 million unsecured facility of the Issuer), which financing will be used to fund the merger consideration under the Merger Agreement, pay certain expenses, refinance maturing debt, and for general corporate purposes for the operation of the Issuer following the closing of the Transactions. This summary of the Debt Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Debt Commitment Letter, which is referenced herein as Exhibit 7.11 and incorporated by reference in its entirety into this Item 3. Total funded indebtedness of the Issuer following the consummation of the Transactions is expected to be approximately $14.5 billion. The existing senior indebtedness of the Issuer and Kinder Morgan

Finance Company, ULC is expected to be equally and ratably secured with the new debt financing described above.

         Finally, in separate Guarantees, each dated as of August 28, 2006 (the "Guarantee Agreements"), each of GS Capital, GS Infrastructure, Carlyle Partners IV, L.P., Carlyle/Riverstone Global Energy and Power Fund III, L.P. and AIG Financial Products Corp. unconditionally and irrevocably guaranteed to the Issuer, subject to certain conditions, a portion of Parent and Merger Sub's payment obligations under the Merger Agreement, subject to certain caps. This summary of the Guarantee Agreements does not purport to be complete and is qualified in its entirety by reference to the Guarantee Agreements, which are referenced herein as Exhibits 7.12 through 7.16 and incorporated by reference in their entirety into this Item 3.

ITEM 4.  PURPOSE OF TRANSACTIONS.

         Item 4 of the Original 13D is hereby amended by adding the following paragraphs at the end of the discussion:

         On August 28, 2006, the Issuer announced in a Press Release (the "Press Release") that it had entered into the Merger Agreement, pursuant to which all of the outstanding shares of Common Stock (other than any Rollover Shares) would be converted into the right to receive $107.50 per share in cash. The foregoing summary of the Press Release and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Press Release and the Merger Agreement, each of which are referenced herein as Exhibit 7.17 and
Exhibit 7.18, respectively, and incorporated by reference in their entirety into this Item 4.

         In connection with the Transactions, Mr. Kinder entered into a Voting Agreement with Parent and Merger Sub, dated as of August 28, 2006 (the "Voting Agreement"), pursuant to which Mr. Kinder agreed, subject to certain conditions, to vote his Common Stock in favor of the adoption of the Merger Agreement and against any competing takeover proposal that may be submitted by the Issuer for a vote of its stockholders. This summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is referenced herein as Exhibit 7.19 and incorporated by reference in its entirety into this Item 4.

         The Sponsors and Mr. Kinder entered into a Limited Liability Company Agreement of Parent, dated as of August 28, 2006 (the "Interim LLC Agreement"), which will govern their conduct in respect of the Transactions between the time of the signing of the Merger Agreement and the effective time of the merger contemplated thereby or the termination of the Merger Agreement, whichever is earlier, including matters such as determining whether any closing condition contained in the Merger Agreement has been satisfied or shall be waived by Parent or Merger Sub. This summary of the Interim LLC Agreement does not purport to be complete and is qualified in its entirety by reference to the Interim LLC Agreement, which is referenced herein as Exhibit 7.20 and incorporated by reference in its entirety into this Item 4.

         The purpose of the Transactions is to acquire all of the outstanding Common Stock (other than Rollover Shares). If the Transactions are consummated, the Common Stock will be delisted from the New York Stock Exchange and will cease to be registered under the Securities Exchange Act of 1934, as amended

(the "Exchange Act"), and the Issuer will be privately held by the Sponsors, Mr. Kinder, and certain members of the Issuer's management who elect to participate in the Transactions.

         The Reporting Persons may at any time, or from time to time, acquire additional shares of Common Stock or dispose of their shares of Common Stock. The Merger Agreement and the transactions contemplated thereby could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the present board of directors of the Issuer, a change to the present capitalization or dividend policy of the Issuer, the delisting of the Issuer's securities from the New York Stock Exchange, and the causing of a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. One or more of the Reporting Persons are expected to take actions in furtherance of the Merger Agreement (including any amendment thereof) and the transactions contemplated thereby.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, both GS Group and Goldman Sachs, or another wholly-owned broker or dealer subsidiary of GS Group, may be deemed to beneficially own 78,982 shares of Common Stock, which were acquired in ordinary-course trading activities. In addition, both GS Group and Goldman Sachs, or another wholly-owned subsidiary of GS Group, may be deemed to beneficially own 144,742 shares of Common Stock that are held in managed accounts on behalf of clients, for which both GS Group and Goldman Sachs, or such other subsidiary, or their respective employees, have investment discretion. Accordingly, as of the date hereof, both GS Group and Goldman Sachs may each be deemed to beneficially own an aggregate of 223,724 shares of Common Stock, over all of which shares they share dispositive power and over 78,982 of such shares they share voting power. Such 223,724 shares of Common Stock constitute [ ] of the outstanding shares of Common Stock, based on the Reported Shares Outstanding. GS Group and Goldman Sachs disclaim beneficial ownership of shares of Common Stock held in managed accounts.

         As a result of the matters described in Item 4 above, the Reporting Persons may be deemed to constitute a "group," within the meaning of Section 13(d)(3) of the Exchange Act, with, among others, Mr. Kinder. The Reporting Persons do not have affirmative information about any shares that may be beneficially owned by such other persons, other than the 23,994,827 shares of Common Stock reported as beneficially owned by Mr. Kinder in his Schedule 13D, filed with the SEC on May 30, 2006. Each Reporting Person hereby disclaims membership in any "group" with any person other than the Reporting Persons, and disclaims beneficial ownership of any shares of Common Stock that may be or are beneficially owned by, among others, Mr. Kinder.

         In accordance with Securities and Exchange Commission Release No. 34-395538 (January 12, 1998) (the "Release"), this filing reflects the securities beneficially owned by certain operating units (collectively, the "Goldman Sachs Reporting Units") of GS Group and its subsidiaries and affiliates (collectively, "GSG"). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

         (b) The information set forth in Item 5(a) above is incorporated by reference in its entirety into this Item 5(b).

         (c) Item 5(c) of the Original 13D is hereby amended by replacing in its entirety the Schedule IV with Schedule IV hereto.

         (d) Except for clients of Goldman Sachs, or another wholly-owned subsidiary of GS Group, who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in managed accounts, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The information set forth in Items 3, 4 and 5 above is incorporated by reference in its entirety into this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The disclosure in Item 7 is hereby amended by adding the following in appropriate numerical order at the end of that section:

EXHIBIT           DESCRIPTION

7.01. GS Capital Partners V Fund, L.P. Equity Commitment Letter, dated August 28, 2006 (incorporated by reference to Exhibit
                  7.01 of Amendment No. 2 to Schedule 13D filed by Mr. Kinder with the SEC on August 30, 2006).

7.02. GS Capital Partners V Offshore Fund, L.P. Equity Commitment Letter, dated August 28, 2006 (incorporated by reference to
                  Exhibit 7.02 of Amendment No. 2 to Schedule 13D filed by Mr. Kinder with the SEC on August 30, 2006).

7.03. GS Capital Partners V GmbH & CO. KG Equity Commitment Letter, dated August 28, 2006 (incorporated by reference to Exhibit

                  7.03 of Amendment No. 2 to Schedule 13D filed by Mr. Kinder with the SEC on August 30, 2006).

7.04. GS Capital Partners V Institutional, L.P. Equity Commitment Letter, dated August 28, 2006 (incorporated by reference to
                  Exhibit 7.04 of Amendment No. 2 to Schedule 13D filed by Mr. Kinder with the SEC on August 30, 2006).

7.05. GS Global Infrastructure Partners I, L.P. Equity Commitment Letter, dated August 28, 2006 (incorporated by reference to
                  Exhibit 7.05 of Amendment No. 2 to Schedule 13D filed by Mr. Kinder with the SEC on August 30, 2006).

7.06. The Goldman Sachs Group, Inc. Equity Commitment Letter, dated August 28, 2006 (incorporated by reference to Exhibit 7.06 of Amendment No. 2 to Schedule 13D filed by Mr. Kinder with the SEC on August 30, 2006).

7.07 Carlyle Partners IV, L.P. Equity Commitment Letter, dated August 28, 2006 (incorporated by reference to Exhibit 7.07 of Amendment No. 2 to Schedule 13D filed by Mr. Kinder with the SEC on August 30, 2006).

7.08.             Carlyle/Riverstone Global Energy and Power Fund III, L.P.
                  Equity Commitment Letter, dated August 28, 2006 (incorporated by reference to Exhibit 7.08 of Amendment No. 2 to Schedule 13D filed by Mr. Kinder with the SEC on August 30, 2006).

7.09. AIG Knight LLC Equity Commitment Letter, dated August 28, 2006 (incorporated by reference to Exhibit 7.09 of Amendment No. 2 to Schedule 13D filed by Mr. Kinder with the SEC on August 30,
                  2006).
7.10. Rollover Equity Commitment Letter, dated August 28, 2006 (incorporated by reference to Exhibit 7.10 of Amendment No. 2 to Schedule 13D filed by Mr. Kinder with the SEC on August 30,
                  2006).

7.11. Debt Commitment Letter, dated July 18, 2006 (incorporated by reference to Exhibit 7.11 of Amendment No. 2 to Schedule 13D filed by Mr. Kinder with the SEC on August 30, 2006).

7.12. GS Capital Partners V Fund, L.P. Guarantee Letter, dated August 28, 2006 (incorporated by reference to Exhibit 7.12 of Amendment No. 2 to Schedule 13D filed by Mr. Kinder with the SEC on August 30, 2006).

7.13. GS Global Infrastructure Partners I, L.P. Guarantee Letter, dated August 28, 2006 (incorporated by reference to Exhibit
                  7.13 of Amendment No. 2 to Schedule 13D filed by Mr. Kinder with the SEC on August 30, 2006).

7.14. Carlyle Partners IV, L.P. Guarantee Letter, dated August 28, 2006 (incorporated by reference to Exhibit 7.14 of Amendment

                  No. 2 to Schedule 13D filed by Mr. Kinder with the SEC on August 30, 2006).

7.15.             Carlyle/Riverstone Global Energy and Power Fund III, L.P.
                  Guarantee Letter, dated August 28, 2006 (incorporated by reference to Exhibit 7.15 of Amendment No. 2 to Schedule 13D filed by Mr. Kinder with the SEC on August 30, 2006).

7.16. AIG Financial Products Corp. Guarantee Letter, dated August 28, 2006 (incorporated by reference to Exhibit 7.16 of Amendment No. 2 to Schedule 13D filed by Mr. Kinder with the SEC on August 30, 2006).

7.17 Press Release, dated August 28, 2006 (incorporated by reference to Exhibit 7.17 of Amendment No. 2 to Schedule 13D filed by Mr. Kinder with the SEC on August 30, 2006).

7.18 Agreement and Plan of Merger, dated as of August 28, 2006, by and among Knight Holdco LLC, Knight Acquisition Co., and Kinder Morgan, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Mr. Kinder with the SEC on August 28, 2006).

7.19 Voting Agreement, dated as of August 28, 2006, by and between Knight Holdco LLC, Knight Acquisition Co., and Richard Kinder (incorporated by reference to Exhibit 7.19 of Amendment No. 2 to Schedule 13D filed by Mr. Kinder with the SEC on August 30,
                  2006).

7.20 Limited Liability Agreement of Knight Holdco LLC, dated as of August 28, 2006, by and among GS Capital Partners V Fund, L.P., GS Capital Partners V Offshore Fund, L.P., GS Capital Partners V GmbH & CO. KG, GS Capital Partners V Institutional, L.P., GS Global Infrastructure Partners I, L.P., The Goldman Sachs Group, Inc., Carlyle Partners IV, L.P., Carlyle/Riverstone Global Energy and Power Fund III, L.P., AIG Knight LLC and Richard Kinder (incorporated by reference to
                  Exhibit 7.20 of Amendment No. 2 to Schedule 13D filed by Mr. Kinder with the SEC on August 30, 2006).

7.21              Power of Attorney, dated May 23, 2006, relating to Goldman,
                  Sachs & Co.

7.22 Power of Attorney, dated May 23, 2006, relating to The Goldman Sachs Group, Inc.

7.23 Power of Attorney, dated August 30, 2006, relating to GS Global Infrastructure Partners I, L.P.

7.24 Power of Attorney, dated August 30, 2006, relating to GS Infrastructure Advisors 2006, L.L.C.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             Dated: August 30, 2006

THE GOLDMAN SACHS GROUP, INC.


By:   /s/ John M. O'Rourke
      -----------------------------------------------
      Name:     John M. O'Rourke
      Title:    Attorney-in-fact


GOLDMAN, SACHS & CO.


By:   /s/ John M. O'Rourke
      -----------------------------------------------
      Name:     John M. O'Rourke
      Title:    Attorney-in-fact


GSCP V ADVISORS, L.L.C.


By:   /s/ John M. O'Rourke
      -----------------------------------------------
      Name:     John M. O'Rourke
      Title:    Attorney-in-fact


GSCP V OFFSHORE ADVISORS, L.L.C.


By:   /s/ John M. O'Rourke
      -----------------------------------------------
      Name:     John M. O'Rourke
      Title:    Attorney-in-fact


GS ADVISORS V, L.L.C.


By:   /s/ John M. O'Rourke
      -----------------------------------------------
      Name:     John M. O'Rourke
      Title:    Attorney-in-fact


GOLDMAN, SACHS MANAGEMENT
  GP GMBH


By:   /s/ John M. O'Rourke
      -----------------------------------------------
      Name:     John M. O'Rourke
      Title:    Attorney-in-fact

GS CAPITAL PARTNERS V FUND, L.P.


By:   /s/ John M. O'Rourke
      -----------------------------------------------
      Name:     John M. O'Rourke
      Title:    Attorney-in-fact


GS CAPITAL PARTNERS V
  OFFSHORE FUND, L.P.


By:   /s/ John M. O'Rourke
      -----------------------------------------------
      Name:     John M. O'Rourke
      Title:    Attorney-in-fact


GS CAPITAL PARTNERS V GMBH &
  CO. KG


By:   /s/ John M. O'Rourke
      -----------------------------------------------
      Name:     John M. O'Rourke
      Title:    Attorney-in-fact


GS CAPITAL PARTNERS V
  INSTITUTIONAL, L.P.


By:   /s/ John M. O'Rourke
      -----------------------------------------------
      Name:     John M. O'Rourke
      Title:    Attorney-in-fact


GS GLOBAL INFRASTRUCTURE PARTNERS I FUND, L.P.

By:   /s/ John M. O'Rourke
      -----------------------------------------------
      Name:     John M. O'Rourke
      Title:    Attorney-in-fact


GS INFRASTRUCTURE ADVISORS 2006, L.L.C.


By:   /s/ John M. O'Rourke
      -----------------------------------------------
      Name:     John M. O'Rourke
      Title:    Attorney-in-fact

                                   SCHEDULE I

         The name of each director of The Goldman Sachs Group, Inc. is set forth below.

         The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

         Each person is a citizen of the United States of America except for Lord Browne of Madingley, who is a citizen of the United Kingdom and Claes Dahlback,who is a citizen of Sweden. The present principal occupation or employment of each of the listed persons is set forth below.



NAME                                 PRESENT PRINCIPAL OCCUPATION

Lloyd C. Blankfein                   Chairman  of  the  Board  and  Chief  Executive  Officer  of The  Goldman  Sachs Group, Inc.

Gary D. Cohn                         President  and  Co-Chief Operating Officer of The Goldman Sachs Group, Inc.

Jon Winkelried                       President  and  Co-Chief Operating Officer of The Goldman Sachs Group, Inc.

Lord Browne of Madingley             Group Chief Executive of BP p.l.c.

John H. Bryan                        Retired Chairman and Chief Executive Officer of Sara Lee Corporation

Claes Dahlback                       Senior  Advisor  to  Investor  AB  and  Executive  Vice  Chairman  of W  Capital Management

Stephen Friedman                     Senior Advisor to Stone Point Capita
l
William W. George                    Professor  of  Management  Practice  at the  Harvard  Business  School,  Retired
                                     Chairman and Chief Executive Officer of Medtronic, Inc.

James A. Johnson                     Vice Chairman of Perseus, L.L.C.

Lois D. Juliber                      Retired  Vice Chairman  of  Colgate-Palmolive Company

Edward M. Liddy                      Chairman   of  the  Board  and  Chief   Executive   Officer   of  The   Allstate Corporation

Ruth J. Simmons                      President of Brown University


                                  SCHEDULE II-A

         The name, position and present principal occupation of each executive officer of GSCP V Advisors, L.L.C., the sole general partner of GS Capital Partners V Fund, L.P., are set forth below.

         The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Hughes B. Lepic, Robert R. Gheewalla, Sanjay H. Patel, Steffen J. Kastner, Bjorn P. Killmer, Ulrika Werdelin, and Martin Hintze is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Hsueh J. Sung, Sang Gyun Ahn and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of Ankur A. Sahu is Roppongi Hills, Mori Tower, Level 43-48, 10-1, Roppongi 6-chome, Minato-ku, Tokyo, 106-6147, Japan.

         All executive officers listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom; Hughes B. Lepic is a citizen of France; Adrian M. Jones is a citizen of Ireland; Bjorn P. Killmer, Steffen J. Kastner and Martin Hintze are citizens of Germany; Hsueh Sung is a citizen of Taiwan, Ankur A. Sahu is a citizen of India, Sang Gyun Ahn is a citizen of South Korea and Ulrika Werdelin is a citizen of Sweden.



NAME                          POSITION                               PRESENT PRINCIPAL OCCUPATION

Richard A. Friedman           President                              Managing Director of Goldman, Sachs & Co.

Ben I. Adler                  Managing Director and Vice President   Managing Director of Goldman, Sachs & Co.

Sang Gyun Ahn                 Managing Director and Vice President   Managing Director of Goldman Sachs (Asia) L.L.C.

John E. Bowman                Managing Director and Vice President   Managing Director of Goldman, Sachs & Co.

Gerald J. Cardinale           Managing Director and Vice President   Managing Director of Goldman, Sachs & Co.

Henry Cornell                 Managing Director and Vice President   Managing Director of Goldman, Sachs & Co.

Joseph P. DiSabato            Managing Director and Vice President   Managing Director of Goldman, Sachs & Co.


Katherine B. Enquist          Managing Director, Vice President and  Managing Director of Goldman, Sachs & Co.
                              Secretary

Robert R. Gheewalla           Managing Director and Vice President   Managing Director of Goldman Sachs International

Joseph H. Gleberman           Managing Director and Vice President   Managing Director of Goldman, Sachs & Co.

Melina E. Higgins             Managing Director and Vice President   Managing Director of Goldman, Sachs & Co.

Martin Hintze                 Managing Director and Vice President   Managing Director of Goldman Sachs International

Adrian M. Jones               Managing Director and Vice President   Managing Director of Goldman, Sachs & Co.

Steffen J. Kastner            Managing Director and Vice President   Managing Director of Goldman Sachs International

Bjorn P. Killmer              Managing Director and Vice President   Managing Director of Goldman Sachs International

Michael E. Koester            Managing Director and Vice President   Managing Director of Goldman, Sachs & Co.

Hughes B. Lepic               Managing Director and Vice President   Managing Director of Goldman Sachs International

Sanjeev K. Mehra              Managing Director and Vice President   Managing Director of Goldman, Sachs & Co.

Sanjay H. Patel               Managing Director and Vice President   Managing Director of Goldman Sachs International

Kenneth A. Pontarelli         Managing Director and Vice President   Managing Director of Goldman, Sachs & Co.

Ankur A. Sahu                 Managing Director and Vice President   Managing Director of Goldman Sachs (Asia) L.L.C.

Muneer A. Satter              Managing Director and Vice President   Managing Director of Goldman, Sachs & Co.


Richard S. Sharp              Managing Director and Vice President   Managing Director of Goldman Sachs International

Hsueh J. Sung                 Managing Director and Vice President   Managing Director of Goldman Sachs (Asia) L.L.C.

Stephen S. Trevor             Managing Director and Vice President   Managing Director of Goldman, Sachs & Co.

Ulrika Werdelin               Managing Director and Vice President   Managing Director of Goldman Sachs International

Andrew E. Wolff               Managing Director and Vice President   Managing Director of Goldman Sachs (Asia) L.L.C.

Elizabeth C. Fascitelli       Treasurer                              Managing Director of Goldman, Sachs & Co.


                                  SCHEDULE II-B

         The name, position and present principal occupation of each executive officer of GSCP V Offshore Advisors, L.L.C., the sole general partner of GS Capital Partners V Offshore Fund, L.P., are set forth below.

         The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Hughes B. Lepic, Robert R. Gheewalla, Sanjay H. Patel, Steffen J. Kastner, Bjorn P. Killmer, Ulrika Werdelin, and Martin Hintze is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Hsueh J. Sung, Sang Gyun Ahn and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of Ankur A. Sahu is Roppongi Hills, Mori Tower, Level 43-48, 10-1, Roppongi 6-chome, Minato-ku, Tokyo, 106-6147, Japan.

         All executive officers listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom; Hughes B. Lepic is a citizen of France; Adrian M. Jones is a citizen of Ireland; Bjorn P. Killmer, Steffen J. Kastner and Martin Hintze are citizens of Germany; Hsueh Sung is a citizen of Taiwan, Ankur A. Sahu is a citizen of India, Sang Gyun Ahn is a citizen of South Korea and Ulrika Werdelin is a citizen of Sweden.



NAME                          POSITION                                    PRESENT PRINCIPAL OCCUPATION

Richard A. Friedman           President                                   Managing Director of Goldman, Sachs & Co.

Ben I. Adler                  Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.

Sang Gyun Ahn                 Managing Director and Vice President        Managing Director of Goldman Sachs (Asia) L.L.C.

John E. Bowman                Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.

Gerald J. Cardinale           Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.

Henry Cornell                 Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.

Joseph P. DiSabato            Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.


Katherine B. Enquist          Managing Director, Vice President and       Managing Director of Goldman, Sachs & Co.
                              Secretary

Robert R. Gheewalla           Managing Director and Vice President        Managing Director of Goldman Sachs International

Joseph H. Gleberman           Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.

Melina E. Higgins             Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.

Martin Hintze                 Managing Director and Vice President        Managing Director of Goldman Sachs International

Adrian M. Jones               Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.

Steffen J. Kastner            Managing Director and Vice President        Managing Director of Goldman Sachs International

Bjorn P. Killmer              Managing Director and Vice President        Managing Director of Goldman Sachs International

Michael E. Koester            Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.

Hughes B. Lepic               Managing Director and Vice President        Managing Director of Goldman Sachs International

Sanjeev K. Mehra              Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.

Sanjay H. Patel               Managing Director and Vice President        Managing Director of Goldman Sachs International

Kenneth A. Pontarelli         Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.

Ankur A. Sahu                 Managing Director and Vice President        Managing Director of Goldman Sachs (Asia) L.L.C.

Muneer A. Satter              Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.


Richard S. Sharp              Managing Director and Vice President        Managing Director of Goldman Sachs International

Hsueh J. Sung                 Managing Director and Vice President        Managing Director of Goldman Sachs (Asia) L.L.C.

Stephen S. Trevor             Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.

Ulrika Werdelin               Managing Director and Vice President        Managing Director of Goldman Sachs International

Andrew E. Wolff               Managing Director and Vice President        Managing Director of Goldman Sachs International

Elizabeth C. Fascitelli       Treasurer                                   Managing Director of Goldman, Sachs & Co.



                                  SCHEDULE II-C

         The name, position and present principal occupation of each executive officer of GS Advisors V, L.L.C., the sole managing limited partner of GS Capital Partners V GmbH & CO. KG and the sole general partner of GS Capital Partners V Institutional, L.P., are set forth below.

         The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Hughes B. Lepic, Robert R. Gheewalla, Sanjay H. Patel, Steffen J. Kastner, Bjorn P. Killmer, Ulrika Werdelin, and Martin Hintze is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Hsueh J. Sung, Sang Gyun Ahn and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of Ankur A. Sahu is Roppongi Hills, Mori Tower, Level 43-48, 10-1, Roppongi 6-chome, Minato-ku, Tokyo, 106-6147, Japan.

         All executive officers listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom; Hughes B. Lepic is a citizen of France; Adrian M. Jones is a citizen of Ireland; Bjorn P. Killmer, Steffen J. Kastner and Martin Hintze are citizens of Germany; Hsueh Sung is a citizen of Taiwan, Ankur A. Sahu is a citizen of India, Sang Gyun Ahn is a citizen of South Korea and Ulrika Werdelin is a citizen of Sweden.



NAME                           POSITION                                    PRESENT PRINCIPAL OCCUPATION

Richard A. Friedman            President                                   Managing Director of Goldman, Sachs & Co.

Ben I. Adler                   Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.

Sang Gyun Ahn                  Managing Director and Vice President        Managing Director of Goldman Sachs (Asia) L.L.C.

John E. Bowman                 Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.

Gerald J. Cardinale            Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.

Henry Cornell                  Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.

Joseph P. DiSabato             Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.

Katherine B. Enquist           Managing Director, Vice President and       Managing Director of Goldman, Sachs & Co.
                               Secretary


Robert R. Gheewalla            Managing Director and Vice President        Managing Director of Goldman Sachs International

Joseph H. Gleberman            Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.

Melina E. Higgins              Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.

Martin Hintze                  Managing Director and Vice President        Managing Director of Goldman Sachs International

Adrian M. Jones                Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.

Steffen J. Kastner             Managing Director and Vice President        Managing Director of Goldman Sachs International

Bjorn P. Killmer               Managing Director and Vice President        Managing Director of Goldman Sachs International

Michael E. Koester             Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.

Hughes B. Lepic                Managing Director and Vice President        Managing Director of Goldman Sachs International

Sanjeev K. Mehra               Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.

Sanjay H. Patel                Managing Director and Vice President        Managing Director of Goldman Sachs International

Kenneth A. Pontarelli          Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.

Ankur A. Sahu                  Managing Director and Vice President        Managing Director of Goldman Sachs (Asia) L.L.C.

Muneer A. Satter               Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.


Richard S. Sharp               Managing Director and Vice President        Managing Director of Goldman Sachs International

Hsueh J. Sung                  Managing Director and Vice President        Managing Director of Goldman Sachs (Asia) L.L.C.

Stephen S. Trevor              Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.

Ulrika Werdelin                Managing Director and Vice President        Managing Director of Goldman Sachs International

Andrew E. Wolff                Managing Director and Vice President        Managing Director of Goldman Sachs International

Elizabeth C. Fascitelli        Treasurer                                   Managing Director of Goldman, Sachs & Co.



                                  SCHEDULE II-D

         The name, position and present principal occupation of each executive officer of Goldman, Sachs Management GP GmbH, the general partner of GS Capital Partners V GmbH & CO. KG., are set forth below.

        The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, David Greenwald and Simon Cresswell is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England.

         All executive officers listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom and Simon Cresswell is a citizen of Australia.

NAME                        POSITION                  PRESENT PRINCIPAL OCCUPATION

Richard A. Friedman         Managing Director         Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman         Managing Director         Managing Director of Goldman, Sachs & Co.

Henry Cornell               Managing Director         Managing Director of Goldman, Sachs & Co.

Richard S. Sharp            Managing Director         Managing Director of Goldman Sachs International

Elizabeth C. Fascitelli     Managing Director         Managing Director of Goldman, Sachs & Co.

Ben I. Adler                Managing Director         Managing Director of Goldman, Sachs & Co.

John E. Bowman              Managing Director         Managing Director of Goldman, Sachs & Co.

Katherine B. Enquist        Managing Director         Managing Director of Goldman, Sachs & Co.

David Greenwald             Managing Director         Managing Director of Goldman Sachs International

Simon Cresswell             Managing Director         Managing Director of Goldman Sachs International

                                  SCHEDULE II-E

        The name and principal occupation of each member of the Principal Investment Area Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GSCP V Advisors, L.L.C., GSCP V Offshore Advisors, L.L.C., GS Advisors V, L.L.C., GS Capital Partners V Fund, L.P., GS Capital Partners V Offshore Fund, L.P., GS Capital Partners V GmbH & CO. KG, and GS Capital Partners V Institutional, L.P., are set forth below.

        The business address for each member listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Robert R. Gheewalla, Hughes B. Lepic and Sanjay H. Patel is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of Hsueh J. Sung is 68/F Cheung Kong Centre, Hong Kong.

         All members listed below are United States citizens, except as follows:
Richard S. Sharp and Sarah E. Smith are citizens of the United Kingdom; Hughes
B. Lepic is a citizen of France; Adrian M. Jones is a citizen of Ireland and Hsueh Sung is a citizen of Taiwan.


NAME                                PRESENT PRINCIPAL OCCUPATION

Richard A. Friedman                 Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman                 Managing Director of Goldman, Sachs & Co.

Henry Cornell                       Managing Director of Goldman, Sachs & Co.

Richard S. Sharp                    Managing Director of Goldman Sachs International

Sanjeev K. Mehra                    Managing Director of Goldman, Sachs & Co.

Muneer A. Satter                    Managing Director of Goldman, Sachs & Co.

Joe DiSabato                        Managing Director of Goldman, Sachs & Co.

Adrian M. Jones                     Managing Director of Goldman, Sachs & Co.

Scott Kapnick                       Managing Director of Goldman, Sachs & Co.

Melina E. Higgins                   Managing Director of Goldman, Sachs & Co.

Hsueh J. Sung                       Managing Director of Goldman Sachs (Asia) L.L.C.

Ben I. Adler                        Managing Director of Goldman, Sachs & Co.

Elizabeth C. Fascitelli             Managing Director of Goldman, Sachs & Co.


Sarah E. Smith                      Managing Director of Goldman, Sachs & Co.

Stephen S. Trevor                   Managing Director of Goldman, Sachs & Co.

Robert R. Gheewalla                 Managing Director of Goldman, Sachs International

Hughes B. Lepic                     Managing Director of Goldman, Sachs International

Gerald J. Cardinale                 Managing Director of Goldman, Sachs & Co.

Sanjay H. Patel                     Managing Director of Goldman, Sachs International


                                  SCHEDULE II-F

         The name, position and present principal occupation of each executive officer of GS Infrastructure Advisors 2006, L.L.C., the sole general partner of GS Global Infrastructure Partners I Fund, L.P., are set forth below.

         The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Julian C. Allen, Peter Lyneham, Sarah Mook and Paul Obey is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England.

         All executive officers listed below are United States citizens, except as follows: Julian E. Allen, Sarah Mook and Paul Obey are citizens of the United Kingdom, Peter Lyneham is a citizen of Australia and Philippe L.H. Camu is a citizen of Belgium.



NAME                            POSITION                           PRESENT PRINCIPAL OCCUPATION

Steven M. Feldman               President and Chairman             Managing Director of Goldman, Sachs & Co.

Julian C. Allen                 Vice President, Secretary and      Vice President of Goldman Sachs International
                                Treasurer

Philippe L. Camu                Vice President                     Managing Director of Goldman Sachs International

Ben I. Adler                    Vice President                     Managing Director of Goldman, Sachs & Co.

Renee Beaumont                  Vice President                     Vice President of Goldman, Sachs & Co.

Benjamin Hellweg                Vice President                     Vice President  of Goldman, Sachs & Co.

Jonathan Hunt                   Vice President                     Vice President  of Goldman, Sachs & Co.

Peter Lyneham                   Vice President                     Vice President  of Goldman Sachs International

Sarah Mook                      Vice President                     Managing Director of Goldman Sachs International

Josephine Mortelliti            Vice President                     Managing Director of Goldman, Sachs & Co.

Paul Obey                       Vice President                     Vice President  of Goldman Sachs International

William J. Young                Vice President                     Managing Director of Goldman, Sachs & Co.



                                  SCHEDULE II-G

         The name and principal occupation of each member of the IIG Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GS Infrastructure Advisors 2006, L.L.C. are set forth below.

         The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Jamal Dhanani, David Grounsell and Richard Powers is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England.

         All executive officers listed below are United States citizens, except as follows: Jamal Dhanai is a citizen of the United Kingdom. Philippe L.H. Camu is a citizen of Belgium.



  NAME                                   PRESENT PRINCIPAL OCCUPATION

  Steven M. Feldman                      Managing Director of Goldman, Sachs & Co.

 Philippe L. Camu                        Managing Director of Goldman Sachs International

  Ben I. Adler                           Managing Director of Goldman, Sachs & Co.

  Jamal Dhanani                          Managing Director of Goldman Sachs International

  Susanne Donohoe                        Managing Director of Goldman, Sachs & Co.

  Mark Florian                           Managing Director of Goldman, Sachs & Co.

  David Grounsell                        Managing Director of Goldman Sachs International

  Richard Powers                         Managing Director of Goldman Sachs International

  Stuart Rothenberg                      Managing Director of Goldman, Sachs & Co.

  Jonathan Sobel                         Managing Director of Goldman, Sachs & Co.

  Tracy Wolstencroft                     Managing Director of Goldman, Sachs & Co.

  William Young                          Managing Director of Goldman, Sachs & Co.



                                  SCHEDULE III

         In November 2002, the Securities and Exchange Commission ("SEC"), the National Association of Securities Dealers ("NASD") and the New York Stock Exchange, Inc. ("NYSE") alleged that five broker dealers, including Goldman Sachs, violated Section 17(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 17a-4 thereunder, NYSE Rules 440 and 342 and NASD Rules 3010 and 3110 by allegedly failing to preserve electronic mail communications for three years and/or to preserve electronic mail communications for the first two years in an accessible place, and by allegedly having inadequate supervisory systems and procedures in relation to the retention of electronic mail communications. Without admitting or denying the allegations, the five broker dealers, including Goldman, Sachs & Co. ("Goldman Sachs"), consented to censure by the SEC, NASD and NYSE and to the imposition of a cease-and-desist order by the SEC and Goldman Sachs paid a total fine of $1,650,000 ($550,000 each to the SEC, NASD and NYSE). Goldman Sachs also undertook to review its procedures regarding the preservation of electronic mail communications for compliance with the federal securities laws and regulations and the rules of the NASD and NYSE, and to confirm within a specified period of time that it has established systems and procedures reasonably designed to achieve compliance with those laws, regulations and rules.

         On April 28, 2003, without admitting or denying liability, ten investment banking firms including Goldman Sachs, entered into global settlements with the SEC, the NYSE, the NASD and certain states to resolve the investigations relating to equity research analyst conflicts of interest. Goldman Sachs was charged with violating NYSE Rules 342, 401, 472 and 475, and NASD Conduct Rules 2110, 2210 and 3010. Goldman Sachs also agreed to a censure by the NYSE and the NASD and to pay a total of $110,000,000 and to adopt a set of industry-wide reforms of its research and investment banking businesses and to adopt certain restrictions on the allocations of "hot" IPO shares. The terms of the global settlement were entered in an order by a federal court in the Southern District of New York on October 31, 2003 (Civil Action Number 03CV2944).

         On September 4, 2003, Goldman Sachs and the SEC settled administrative proceedings relating to certain trading in U.S. Treasury securities by Goldman Sachs on the morning of October 31, 2001. The Staff of the SEC alleged that Goldman Sachs violated (i) Section 15(c)(1) and Rule 15c1-2 of the Exchange Act as a result of certain trading in U.S. Treasury bonds over an eight minute period on October 31, 2001; and (ii) Section 15(f) of the Exchange Act by failing to maintain policies and procedures specifically addressed to the possible misuse of non-public information obtained from outside consultants. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC's allegations, Goldman Sachs consented to the entry of an Order that, among other things, (i) censured Goldman Sachs;
(ii) directed Goldman Sachs to cease and desist from committing or causing any violations of Section 15(c)(1)(A) & (C) and 15(f) and Rule 15c1-2 of the Exchange Act; (iii) ordered Goldman Sachs to pay disgorgement and prejudgment interest in the amount of $1,742,642, and a civil monetary penalty of $5 million; and (iv) directed Goldman Sachs to conduct a review its policies and procedures and to adopt, implement and maintain policies and procedures consistent with the Order and that review. Goldman Sachs also undertook to pay $2,562,740 in disgorgement and interest relating to certain trading in U.S. Treasury bond futures during the same eight minute period.

          On July 1, 2004, Goldman Sachs and the SEC settled administrative proceedings relating to communications from Goldman Sachs sales traders on its Asian Shares Sales Desk to certain institutional customers and news media concerning four international public securities offerings during the period between October 1999 and March 2000. The SEC alleged (i) that certain of these communications by Goldman Sachs employees were made after the registration statements pertaining to those offerings were filed, but not yet declared effective by the SEC, in violation of Section 5(b) of the Securities Act and
(ii) that certain comments to the news media by Goldman Sachs with respect to one of the offerings constituted an offer to sell securities in violation of
Section 5(c) of the Securities Act. The SEC also alleged that Goldman Sachs failed to adequately supervise the Asian Shares Sales Desk traders, as required by Section 15(b)(4)(E) of the Exchange Act. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC's allegations, Goldman Sachs consented to the entry of an Order that, among other things, directed Goldman Sachs to cease and desist from committing or causing any violations of Sections 5(b) and 5(c) of the Securities Act., and ordered Goldman Sachs to pay a civil monetary penalty of $2 million.

         On January 24, 2005, the SEC filed an action in the U.S. District Court for the Southern District of New York alleging that Goldman Sachs violated Rule 101 of Regulation M under the Exchange Act by attempting to induce, or inducing certain investors to make, aftermarket purchases of certain initial public offerings underwritten by Goldman Sachs during 2000. On February 4, 2005, without admitting or denying the allegations of the complaint, a final judgment was entered against Goldman Sachs, with the consent of Goldman Sachs, under which Goldman Sachs was permanently restrained and enjoined from violating Rule 101 of Regulation M and required to pay a $40 million civil penalty, which was paid on March 31, 2005.

         In May 2006, the SEC alleged that fourteen investment banking firms, including Goldman Sachs, violated Section 17(a)(2) of the Securities Act of 1933, by engaging in one or more practices relating to auctions of auction rate securities during the period from January 1, 2003 through June 30, 2004 as described in the cease-and-desist order entered by the SEC. Goldman Sachs has agreed to provide certain disclosures about its material auction practices and procedures to auction participants and to certify to the SEC that it has implemented certain procedures relating to the auction process. As part of a multi-firm settlement, Goldman Sachs submitted an Offer of Settlement which was accepted by the SEC on May 31, 2006. Without admitting or denying the allegations, Goldman Sachs consented to a censure and cease-and-desist order and payment of $1,500,000 civil money penalty.




                                   SCHEDULE IV

Purchase (P) / Sale (S)            SHARES             PRICE         TRADE DATE           SETTLEMENT DATE
           S                         140              $99.8900      6/30/2006               7/3/2006
           S                          76              $99.8900      6/30/2006               7/3/2006
           S                          38              $99.8900      6/30/2006               7/3/2006
           S                          19              $99.8900      6/30/2006               7/3/2006
           S                       1,176              $99.8900      6/30/2006               7/3/2006
           S                          28              $95.3225      6/30/2006               7/3/2006
           P                         794              $99.8900       7/3/2006               7/7/2006
           S                          84              $99.9900       7/3/2006               7/5/2006
           S                         238              $99.9900       7/3/2006               7/5/2006
           P                         308              $99.8900       7/3/2006               7/7/2006
           S                         308              $99.8900       7/3/2006               7/7/2006
           S                         794              $99.8900       7/3/2006               7/7/2006
           P                         133             $100.0400       7/5/2006               7/6/2006
           S                          56             $100.0400       7/5/2006               7/6/2006
           P                          38             $100.0400       7/5/2006               7/6/2006
           S                          98             $100.0400       7/5/2006               7/6/2006
           S                         295              $99.9500       7/5/2006              7/10/2006
           S                         295              $99.9500       7/5/2006              7/10/2006
           P                          56             $100.0000       7/6/2006               7/7/2006
           S                         182             $100.0000       7/6/2006               7/7/2006
           P                          84              $99.9000       7/7/2006              7/10/2006
           P                         462              $99.9000       7/7/2006              7/10/2006
           P                          28              $99.9900      7/10/2006              7/11/2006
           S                         224              $99.9900      7/10/2006              7/11/2006
           S                         336              $99.9800      7/11/2006              7/12/2006
           S                         171              $99.9800      7/11/2006              7/12/2006
           S                         209              $99.9800      7/11/2006              7/12/2006
           S                         154              $99.9800      7/11/2006              7/12/2006
           P                           5             $100.0200      7/11/2006              7/14/2006
           S                       2,603             $100.0000      7/12/2006              7/17/2006
           P                       2,603             $100.0000      7/12/2006              7/17/2006
           S                         308             $100.0000      7/12/2006              7/13/2006
           P                         152             $100.0000      7/12/2006              7/13/2006
           P                         209             $100.0000      7/12/2006              7/13/2006
           S                         182             $100.0000      7/12/2006              7/13/2006
           P                         392              $99.8800      7/13/2006              7/14/2006
           P                         224              $99.8800      7/13/2006              7/14/2006
           P                          20              $99.9300      7/14/2006              7/19/2006
           P                          28             $100.0000      7/18/2006              7/19/2006
           P                         252             $100.0000      7/18/2006              7/19/2006
           P                          56             $100.0000      7/19/2006              7/20/2006
           S                         392             $100.0000      7/19/2006              7/20/2006
           S                          84             $100.0000      7/20/2006              7/21/2006
           P                         826             $100.0000      7/20/2006              7/21/2006
           P                         112              $99.9900      7/21/2006              7/24/2006
           P                         294              $99.9900      7/21/2006              7/24/2006
           S                          56             $100.6500      7/24/2006              7/25/2006
           S                         209             $100.6500      7/24/2006              7/25/2006
           S                         171             $100.6500      7/24/2006              7/25/2006
           S                         114             $100.6500      7/24/2006              7/25/2006
           S                          84             $100.6500      7/24/2006              7/25/2006
           S                          84             $102.2500      7/25/2006              7/26/2006
           S                         448             $102.2500      7/25/2006              7/26/2006
           S                       2,500             $102.1000      7/25/2006              7/28/2006
           P                         200             $102.1650      7/25/2006              7/28/2006
           P                         200             $102.1650      7/25/2006              7/28/2006
           S                         196             $102.9100      7/26/2006              7/27/2006
           S                         420             $102.9100      7/26/2006              7/27/2006
           S                         500             $102.0400      7/26/2006              7/31/2006
           S                         500             $102.0400      7/26/2006              7/31/2006
           P                         140             $101.3000      7/27/2006              7/28/2006
           P                          76             $101.3000      7/27/2006              7/28/2006
           P                         171             $101.3000      7/27/2006              7/28/2006
           P                         252             $101.3000      7/27/2006              7/28/2006
           S                         196             $102.0000      7/31/2006               8/1/2006
           S                         114             $102.0000      7/31/2006               8/1/2006
           S                         112             $102.0000      7/31/2006               8/1/2006
           S                          28             $100.7000       8/1/2006               8/2/2006
           P                          76             $100.7000       8/1/2006               8/2/2006
           P                          95             $100.7000       8/1/2006               8/2/2006
           P                          76             $100.7000       8/1/2006               8/2/2006
           S                         196             $100.7000       8/1/2006               8/2/2006
           S                          56             $101.0800       8/2/2006               8/3/2006
           S                         336             $101.0800       8/2/2006               8/3/2006
           S                          28             $101.0800       8/2/2006               8/3/2006
           P                         500             $101.0000       8/2/2006               8/7/2006
           P                          84             $101.0100       8/3/2006               8/4/2006
           P                         196             $100.8800       8/4/2006               8/7/2006
           P                         336             $100.8800       8/4/2006               8/7/2006
           S                          56             $100.9700       8/7/2006               8/8/2006
           S                         126             $100.9700       8/7/2006               8/8/2006
           P                          18             $100.8900       8/9/2006              8/14/2006
           S                          18             $100.8900       8/9/2006              8/14/2006
           P                          72             $100.4000      8/11/2006              8/16/2006
           S                         100             $100.9000      8/14/2006              8/17/2006
           S                           4             $101.3500      8/16/2006              8/21/2006
           S                         229             $101.5300      8/21/2006              8/24/2006
           P                         229             $101.5300      8/21/2006              8/24/2006
           S                       1,255             $101.7500      8/22/2006              8/25/2006
           P                           5             $101.6000      8/23/2006              8/28/2006
           S                          80             $104.2100      8/28/2006              8/31/2006
           P                          30             $104.2700      8/28/2006              8/31/2006
           S                          20             $104.2100      8/28/2006              8/31/2006
